

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 19, 2006

By U.S. Mail and Facsimile

Ms. Stacie Schuler
Chief Financial Officer
Granite Falls Energy, LLC
15045 Highway 23 SE
Granite Falls, MN 56241-0216

> **Re:** **Granite Falls Energy, LLC**
> **Form 10-KSB for the Ten-Month Period Ended October 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended January 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended April 30, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended July 31, 2006**
> **File No. 000-51277**

Dear Ms. Schuler:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief